August 29, 2018

VIA EDGAR

United States Securities and Exchange

Commission Division of Corporation Finance

l00 F Street, N.E.- Washington,

D.C. 20549

Re: Korth Direct Mortgage LLC

Registration Statements on Form S-1

File No. 333-222293

WITHDRAWAL OF REGISTRATION STATEMENTS.

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), the Company hereby applies for the withdrawal of the Registration Statement and requests that the Commission consent thereto. No securities have been issued or sold under the Registration Statement. The Registration Statement has not been declared effective by the Commission.

The basis for this withdrawal is our conclusion that it is not economically feasible to comply with the Commission’s position, expressed to us in writing on August 8, 2018, and again on August 28, 2018, in a Staff call to our counsel, that the Company obtain from our borrowers and file audited financial statements for real property described in the Registration Statement. We request that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477. The Company may undertake a subsequent private offering or offerings in reliance on Rule 155(c) of the Act.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

Sincerely,

Korth Direct Mortgage LLC
James W. Korth
Chief Executive Officer

Cc:   Ms. Lindsay McCord,

Ms. Erin Martin,

Mr. Robert Telewicz,

Ms. Jennifer Gowetski